**OMAC BEVERAGE SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2016**

| | | |
|---|---|---|
| REVENUES | | |
| Other income | $ | 728 |
| Interest | | 2 |
| Total revenues | | 730 |
| EXPENSES | | |
| Compensation and benefits | | 20,642 |
| Professional services | | 17,814 |
| Advertising and marketing | | 7,087 |
| Licenses and registration | | 5,385 |
| Occupancy and equipment | | 4,483 |
| IT, data and communications | | 1,583 |
| Other operating expenses | | 5,713 |
| Total expenses | | 62,707 |
| NET LOSS | $ | (61,977) |

See accompanying notes.